Mark A. Weiss
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6457
E-MAIL: mweiss@kmklaw.com

April 29, 2008

Via EDGAR (courtesy copy via overnight courier)

Nicholas Panos, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

Re:	TLC Vision Corporation
Revised Preliminary Proxy Statement on Schedule 14A filed April 18, 2008
Filed by Stephen N. Joffe, Michael R. Henderson and Cathy Willis (the “Joffe Group”)
File No. 000-29302

Dear Mr. Panos:

On behalf of the Joffe Group, we are responding to the Staff’s comments contained in the Staff’s letter dated April 22, 2008 to the above-referenced filing.

In order to assist the Staff in its review, we have sent by overnight mail a copy of this letter and a revised Preliminary Proxy Statement marked to show changes from the Revised Preliminary Proxy Statement filed on April 18, 2008.

Schedule 14A

Proposal No. 2, page 11

1.
In the interest of balanced disclosure, revise the discussion regarding the impact of rights plans on share values to discuss the potential advantages such plans could have on takeover terms or share values.  Refer to Release No. 34-15230.

The Joffe Group has added disclosure on page 10 in response to the Staff’s comments.

2.	Revise to indicate that commentators and corporate governance experts disagree on the propriety and utility of poison pills.

The Joffe Group has added disclosure on page 10 in response to the Staff’s comments.

Nicholas Panos, Esq.
April 29, 2008

Soliciting Material Pursuant to Rule 14a-12

3.
We refer to our prior comment 6 and reissue that comment.  Avoid issuing statements in your press releases and soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  The following statements are examples of those that are inappropriate:

•	“Their refusal to cooperate reflects the insular attitude that has come to characterize this company’s Board of Directors and top management.”

•
“TLC vision’s unwillingness to facilitate free and open communication among their shareholders – to do what is right legally and ethically – only reinforces the need for shareholders to support new voices on the Board to protect their interests.”

The Joffe Group has authorized us to respond as follows:  The Joffe Group will refrain from making such statements without factual foundation in the future.

The Joffe Group notes, however, that TLC Vision Corporation has, particularly in its preliminary proxy materials, both as originally filed and as amended, made significantly more statements about the members Joffe Group that impugn character, integrity or personal reputation, many of which the Joffe Group believe to be materially misleading.  The Joffe Group asks that the Staff use its best efforts to insure that the proxy contest is conducted on equal terms.

Sincerely yours, KEATING MUETHING & KLEKAMP PLL

By:	/s/Mark A. Weiss
Mark A. Weiss

cc:  Sonia Barros, Esq.